Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES THIRD QUARTER RESULTS

        HERZLIYA, ISRAEL, October 30, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the third quarter ended September 30, 2006.

        Revenues for the third quarter ended September 30, 2006 were $4.3 million, comparable to $4.3 million in the second quarter of 2006 and, as compared with $5 million for the same period a year ago.

        Net loss for the quarter ended September 30, 2006, was $589,000 or $0.04 per basic and fully diluted share, compared with a net loss of $1.1 million or $0.08 per basic and fully diluted share for the second quarter of 2006 and with a net loss of $176,000 or $0.01 per basic and fully diluted share for the third quarter of 2005. Weighted average shares outstanding used in the calculation for the periods were approximately 13.5 million basic and fully diluted for the third quarter of 2006, 13.4 million basic and fully diluted for the second quarter of 2006 and approximately 13.2 million basic and fully diluted for the third quarter of 2005.

        For the nine months ended September 30, 2006, revenues totaled $12.6 million, compared with $18.5 million for the same period in 2005. Net loss for the period was $3 million or $0.22 per basic and fully diluted share, compared to a net loss of $237,000 or $0.02 per basic and fully diluted share for the nine months ended September 30, 2005. Weighted average shares outstanding used in the calculation for the periods were approximately 13.4 million and 13.2 million respectively.

        As of September 30, 2006, the Company had cash, cash equivalents and long term investments in marketable securities and other financial investments, net, of $42.1 million, and shareholders’ equity of $43.6 million.

        Danny Lustiger, CFO of Optibase, said, “This quarter we saw a number of encouraging signs from carriers and operators in Europe, Asia and North America. There were a number of important developments and achievements for Optibase that helped our positioning in the IPTV market and we enter the fourth quarter with a healthy backlog. We received a follow-on order from MTNL in India for an additional 74 channels, bringing to 100 the total number of MPEG-4 H.264 channels offered in India’s largest IPTV deployment to date. Additionally, this quarter, we provided our IPTV solution to a leading IPTV system provider and operator in the Chinese market, VCOM. VCOM and China NetCom are integrating our technology to stream live and pre-recorded MPEG-2 satellite feeds into video servers, which VCOM will distribute to subscribers over NetCom’s xDSL platform.”

        He concluded, “We remain confident in the long-term growth potential of the IPTV market and believe that our range of advanced technology solutions is able to effectively meet the emerging needs of carriers and other service providers as this space continues to mature.”

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, November 30, to discuss the third quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT October 30, 2006, through 11:59 p.m. EDT, November 6, 2006. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 8046322.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.

Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2006

	Nine months ended		Three months ended
	September 30 2006 $ Unaudited	September 30 2005 $ Unaudited	September 30 2006 $ Unaudited	September 30 2005 $ Unaudited

Revenues	12,612	18,493	4,303	5,004
Gross profit	7,220	10,198	2,481	2,801
Operating expenses:
Research and development, net	3,229	3,625	1,201	1,049
Selling, general and administrative	8,122	9,991	2,715	3,252
Restructuring charges	-	209		125
Total operating expenses	11,351	13,825	3,916	4,426
Operating loss	(4,131)	(3,627)	(1,435)	(1,625)
Other (expenses) income	(172)	475	(175)	654
Financial income, net	1,346	2,915	1,021	795

Net loss	(2,957)	(237)	(589)	(176)
Other comprehensive income
Unrealized holding gains (losses) on available
for sale securities	579	(3,441)	1,855	(2,135)
Total comprehensive (loss) income	(2,378)	(3,678)	1,266	(2,311)

Net loss per share:
Basic	$(0.22)	$(0.02)	$(0.04)	$(0.01)
Diluted	$(0.22)	$(0.02)	$(0.04)	$(0.01)

Number of shares used in computing
Earning per share

Basic	13,421	13,185	13,455	13,207
Diluted	13,421	13,185	13,455	13,207

Amount in thousands

Optibase Ltd.

Condensed Consolidated Balance Sheets

	September 30 2006	December 31 2005

	Unaudited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	14,985	18,199
Trade receivables net of bad debts	3,454	2,606
Inventories	4,974	4,101
Other receivables and prepaid expenses	1,776	1,359
Total current assets	25,189	26,265

Long term investments in marketable securities	27,169	26,742
Other long term investments	2,593	2,471
	29,762	29,213

Fixed assets, net	1,531	1,505
Total assets	56,482	56,983

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,815	2,413
Accrued expenses and other liabilities	7,813	7,512
Total current liabilities	10,628	9,925
Accrued severance pay	2,272	2,222
Total shareholders' equity	43,582	44,836
Total liabilities and shareholders' equity	56,482	56,983

Amounts in thousands